DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

April 28, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Call for Ordinary General Shareholders' Meeting and Agenda for same.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

Gamesa

GAMESA CORPORACIÓN TECNOLÓGICA, S.A.
SHAREHOLDERS' ORDINARY GENERAL MEETING

In accordance with legal and statutory regulations, the Board of Directors of "Gamesa Corporación Tecnológica, Sociedad Anónima" agreed in its meeting of 15th April 2008 to call a Shareholders' Ordinary General Meeting, which will be held at the first call on Thursday 29th May 2008 at 12 a.m. hours in the ARTIUM, Centro-Museo Vasco de Arte Contemporáneo (calle Francia, no. 24,Vitoria-Gasteiz, Álava - Spain), and in the event of there not being the quorum of attendance required by Law, it will be held at the second call on Friday 30th May 2008, at the same place and time,

Agenda

I. ISSUES TO APPROVE

ONE.- Examination and approval, if appropriate, of the annual accounts (Balance Sheet, Profit and Loss Account and Annual Report) and Management Report for the Company ("Gamesa Corporación Tecnológica, Sociedad Anónima") and its consolidated Group for the fiscal year ended on December 31, 2007.

TWO.- Examination and approval, if appropriate, of the proposal for the allocation of profit/losses and the distribution of dividends for the fiscal year ended on December 31, 2007.

THREE.- Examination and approval, if appropriate, of the management and actions of the Board of Directors during the fiscal year ended on December 31, 2007.

FOUR.- Ratification, if appropriate, of the interim appointment as Director of Mr. Pedro Velasco Gómez to fill a vacancy, as an external proprietary Director, made by the Board of Directors at its meeting of 16th November 2007.

FIVE.- Appointment of the Auditor of the Company and its consolidated Group's Accounts for the 2008 fiscal year.

SIX-.- Authorization to the Board of Directors for the derivate acquisition of the Company's own shares by the Company itself or by its subsidiaries, in terms agreed by the Shareholders' General Meeting, up to a maximum of five (5) percent of the share capital and, if applicable, to proceed with their transfer, pursuant to applicable law, for which purpose the authorization granted by the shareholders at the Shareholders' General Meeting of May 25, 2007, is hereby deprived of effect to the extent of the unused amount.

Gamesa

SEVEN.- Empowerment for the execution, formalisation and total fulfilment of the agreements reached by the Shareholder's General Meeting.

II. ISSUES FOR INFORMATION

EIGHT.- Report about the modifications of the Regulations of the Board of Directors of Gamesa Corporación Tecnológica, S.A.

NINE.- Explanatory Report of additional information included in the Management Report as per article 116 bis of the Spanish Stock Market Law.

Supplement to the Call:

In accordance with the dispositions laid out in article 97.3 of the Spanish Public Limited Companies Law, in the edition established by Law 19/2005 of 14th November concerning European Public Companies with registered address in Spain, in article 11 of the Company's Articles of Association and article 7.5 of the Shareholder's General Meeting Regulation, shareholders representing at least five (5) percent of the company capital may request a supplement to the announcement of the Shareholders' General Meeting to include one or more points to the Agenda. Exercise of this right must be made by proven notification in writing, addressed to the Secretary of the Board of Directors, and received at the Company's registered address within the five days following the publication of the present call announcement.

The written notification should state the name or company name of the requesting shareholder(s) and it will be accompanied by the appropriate documentation (copy of attendance card or a certificate of credentials) accrediting the shareholding, in order to enable this information to be cross-checked with that provided by the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, Sociedad Anónima* (Management Company for Securities Registry, Clearance and Settlement), IBERCLEAR.

The supplement to the call announcement will be published at least fifteen (15) days before the date indicated for the Shareholders' General Meeting to be held at the first call.

Right to Information:

Shareholders may exercise their right to information in the terms laid down in article 112 of the Spanish Public Limited Companies Law in accordance with the rewritten text introduced by Spanish Law 26/2003 of 17th July, in article 11 of the Company's Articles of Association, and article 10 of the Shareholder's General Meeting Regulation.

Likewise, and in accordance with articles 212 of the Spanish Public Limited Companies Law, article 11 of the Company's Articles of Association and article 9 of the Shareholder's General Meeting Regulation, shareholders may obtain from the company, immediately and free of charge, the documents that have to be submitted for the approval of the Shareholder's General Meeting, i.e., the annual accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report both for the Company, and its consolidated Group, the proposal for the allocation of profit/losses and the respective Auditor's Reports.

All these documents, as well as,

- entire text of the Shareholder's General Meeting Call,
- entire text of the Agreement Proposals,
- CV's of the Member whose appointment are submitted to the Shareholder's General Meeting,
- Annual Report on Corporate Governance for year 2007,
- Procedure for remote exercise of rights to information, vote and proxy delegation,
- Audit & Compliance Committee's Report corresponding to year 2007,
- Gamesa Corporación Tecnológica's Sustainable Report corresponding to year 2007,
- Explanatory Report of additional information included in the Management Report as per article 116 bis of the Spanish Stock Market Law and
- Report about the modification of the Regulations of the Board of Directors of Gamesa Corporación Tecnológica, S.A.

are likewise available to Shareholders on the Company web site (www.gamesa.es).

Right to Attendance and Representation:

As per established in article 13 of the Company's Articles of Association and article 11 of the Shareholder's General Meeting Regulation, shareholders have the right to attend to the Shareholder's General Meeting no matter the number of shares he/she may hold, which shares are registered in his/her favour at the corresponding registry at least five (5) days prior to the first call date of the Shareholders' General Meeting, and these must be recorded on the book-entries of institution members of the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (Management Company for Securities Registry, Clearance and Settlement), IBERCLEAR, which will issue and supply the corresponding attendance cards.

Gamesa

As per articles 106, 107 and 108 of the Spanish Public Limited Companies Law, articles 13 and 14 of the Company's Articles of Association and articles 13 and 14 of the Shareholder's General Meeting Regulation, Shareholders entitled to attend may be represented in the Shareholders' General Meeting by another person, who must be a Shareholder, the case of article 108 of the Revised Text of the Spanish Public Limited Companies Law notwithstanding. Proxy must be awarded in writing and individually for each General Meeting, and it will only be valid if it is presented at least three (3) days prior to the meeting being held, and should, if applicable, contain voting instructions. If no voting instructions are stated, the proxy holder will be understood to vote in favour of the proposals submitted by the Board of Directors.

Registration of attendance cards will begin one hour prior to the time the General Meeting has been called for. In order to verify Shareholder identity or that of their valid proxy holders, those attending may be asked to show their National Identity Card or any other official document generally accepted for this purpose, together with their attendance card.

Voting and Proxy Delegation Rights by Remote Communication Means:

Shareholders may exercise their right to vote and confer their representation on the issues included in the agenda of the General Meeting through remote communication means and before the General Meeting takes place, under the terms laid down in article 105.4 of the Spanish Public Limited Companies Law, in articles 13 and 14 of the Company's Articles of Association and 15 of the Shareholder's General Meeting Regulations, Shareholders who are entitled to attend may exercise their vote or award their proxy on the points on the Shareholders' General Meeting agenda by remote communication means prior to the meeting being held.

For these purposes and in compliance with the dispositions laid down in articles 13 of the Company's Articles of Association and 15 of the Shareholder's General Meeting Regulations, the Board of Directors has agreed that the remote communications means that are valid for exercising these rights, by virtue of them fulfilling the required security conditions to assure Shareholders' identities, that the latter's rights are effective and that the Shareholder's General Meeting is conducted correctly are postal or electronic mail correspondence.

Exercise of the aforementioned rights through the means cited is subject to the terms and conditions approved by the Board of Directors, which are available for Shareholders on the Company web site (www.gamesa.es). Shareholders must follow the instructions expressly provided in the space entitled "Shareholder's General Meeting 2008" on the Company web site (www.gamesa.es).

Data Protection:

Personal data submitted to the company by the shareholders to practise their attendance rights, empowerment and voting at the General Meeting or facilitated by the banks, companies and securities brokers in which shareholders may have entrusted or put in custody their stocks, will be included in a computerized datafile owned by Gamesa Corporación Tecnológica, S.A., on its responsibility.

The purpose of this datafile is to manage the celebration of the Company's General Meeting accurately, as well as the electronic signature service so that shareholders may exercise their right of information, attendance, voting and representation by remote communication means, due to the celebration of the company's General Meeting.

Shareholders may, at any time, exercise their right of access, modification, cancelation and oposition regarding their personal data through a written communication addressed to the company, calle Ramón y Cajal, número 7-9, 01007 Vitoria (Alava – Spain).

Submission to CNMV (Stock Exchange Commission) and Stock Exchange Councils:

As per established in the applicable law, Gamesa Corporación Tecnológica, S.A. will submit to the corresponding Stock Exchange Councils and the Stock Exchange Comission (CNMV), prior the publication date of the Announcement of the General Meeting's Call, their annual accounts, individual and consolidated Management Reports, and the corresponding audit reports.

Participation of a Notary Public

The minutes of the General Meeting will be drawn up by a notary public requested by the Administrators, as per established in article 114 of the Revised Text of the Spanish Public Limited Companies Law related to article 101 of the Registry of Companies Regulation.

HOLDING OF THE SECOND CALL GENERAL MEETING

For shareholders' advice the General Meeting will predictably be held at the second call on Friday 30th May 208, at 12 a.m. hours, at the same place stated above.

Vitoria-Gasteiz, April 15, 2008

Secretary of the Board of Directors

Gamesa

For further information, please visit www.gamesa.es or contact the shareholder's help desk at 900 504 196 (Monday to Thursday from 09:00 to 14:00 hrs and from 16:00 to 18:00 hours; Fridays from 09:00 to 14:30 hrs).

Internet retransmission

Gamesa Corporación Tecnológica, S.A.'s Shareholders General Meeting can be followed through the Website: www.gamesa.es

Documentation

Shareholders may collect a printed copy of the General Meeting documentation prior presentation of their attendance card, at the registered office as from the following day of the publication of this announcement.

END